

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2011

<u>Via Facsimile</u>
Mr. Wang Xiaochu
Chief Executive Officer
China Telecom Corporation Limited
31 Jinrong Street, Xicheng District
Beijing, People's Republic of China 100033

    Re: China Telecom Corporation Limited
                Form 20-F for the fiscal year ended December 31, 2010
                Filed April 29, 2011
                File No. 1-31517

Dear Mr. Xiaochu:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Robert S. Littlepage for

                    Assistant Director
                    Larry Spirgel